

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 30, 2010

Via Facsimile and U.S. Mail

Mr. Jianquan Li
Chief Executive Officer
Winner Medical Group Inc.
Winner Industrial Park, Bulong Road
Longhua, Shenzhen City, 518109
People's Republic of China

> **Re:** **Winner Medical Group Inc.**
> **Form 10-K for fiscal year ended September 30, 2009**
> **Filed December 7, 2009**
> **File No. 1-34484**

Dear Mr. Li:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended September 30, 2009

Cover Page

1. Please include the aggregate market value of the voting and non-voting common equity held by non-affiliates in your future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Traditional Products Business Segment, page 28

2. We note your disclosure that unit volumes impacted your revenues for the period. Please revise in future filings to separately quantify the effects of volume changes on your results of operations. Refer to Item 303(A)(3)(iii) of Regulation S-K.

Liquidity and Capital Resources, page 33

3. Please revise future filings to discuss material changes in the underlying drivers of your working capital changes (e.g. cash receipts from the sale of goods and cash payments to acquire supplies and components or goods for resale), rather than merely describing items identified on the face of the statement of cash flows to provide a sufficient basis for a reader to analyze the change. Refer to Item 303(a) of Regulation S-K and Release 33-8350.

Item 9A. Controls and Procedures, page 37

– Management's Report on Internal Control over Financial Reporting, page 37

4. We note your disclosure here that management has concluded that your internal control over financial reporting "has been effective for the fiscal year ended as of September 30, 2009." Your disclosure appears to suggest that management's conclusion relates to internal controls over financial reporting for the full fiscal year rather than as of the end of the most recent fiscal year. Please revise the filing to clarify management's assessment as of September 30, 2009. Refer to Item 308(a)(3) of Regulation S-K.

5. Further to the above, we note following your conclusion you refer to "internal controls procedures" and define that term. However, we note the definition included is not consistent with the definition of internal controls over financial reporting as contained in Exchange Act Rules 13a-15(f) and 15d-15(f). In connection with the revisions to this section, please also revise to remove the superfluous language. Alternatively, if you elect to continue to include language after your conclusion, please revise the language to conform to the definition of internal controls over financial reporting contained in Exchange Act Rules 13a-15(f) and 15d-15(f).

Item 11. Executive Compensation, page 40

Director Compensation, page 43

6. We note that each of your independent directors received a different amount of compensation for their services as independent directors and chairpersons of various committees. Please

expand your future filings to explain the differences in the amount of director compensation; describe standard compensation arrangements (e.g., fees for retainer, committee service, service as chairman of the board or a committee, and meeting attendance); or describe the basic terms of the various director compensation arrangements, if different. See Regulation S-K Item 402(r)(3). Please also tell us where you have provided the disclosure required by Item 402(r) with respect to stock options granted to two of your directors, which you described on page F-19, or explain why such disclosure is not required.

Item 13. Certain Relationships and Related Transactions, page 46

7. Please revise your disclosure in future filings to more closely conform to the requirements of Regulation S-K Item 404(a) and tell us in your response how your revised disclosure should appear.

- For example, your disclosure does not indicate the approximate dollar value of Mr. Li's "controlling" interest in the transaction with Safe Secure Packing (Shenzhen) Co., Ltd., the largest aggregate amount outstanding during the period, or the amounts paid during the period. Also, you do not appear to have identified the related party involved in the L+L Healthcare Hubei Co., Ltd. transactions, the related party's interest in the transactions, the largest aggregate amount outstanding during the period, or the amounts paid during the period in your disclosure on page 46.

- Please also tell us where you have provided the disclosure required by Item 404 with respect to the purchase "of a set of machineries and received dividend" from L+L Healthcare Hubei Co., Ltd. during fiscal year 2009, which you describe on page F-18, or explain why such disclosure is not required pursuant to Item 404. Also, tell us what it means to have "received dividend" with regards to this transaction.

We note that much of your disclosure in this section is identical to your disclosure in your financial statements. In future filings, please ensure that you have provided the information required by Item 404(a), rather than merely repeating the disclosure in your financial statements, as the disclosures may differ.

Exhibit Index, page 50

8. We note your disclosure related to your one major customer, Sakai Shoten Co., Ltd., that accounted for over 10% of your revenues on pages 11, 14, and F-21. Please include your contract with Sakai Shoten Co., Ltd. as an exhibit to your future filings or tell us why you believe this is not required. See Regulation S-K Item 601(10)(ii)(B).

Financial Statements, page 65

Note 2. Summary of Significant Accounting Policies, page F-8

– Fair Value of Financial Instruments, page F-9

9. We note your disclosure here regarding your financial instruments. Please revise future
   filings to provide all of the disclosures required by paragraph 820-10-50-2 of the FASB
   Accounting Standards Codification, including disclosure of the level within the fair value
   hierarchy in which the fair value measurements fall.

Consolidated Statements of Income and Comprehensive Income, page F-4

10. We note that operating expenses includes a line item labeled "Exchange difference, net."
    Please clarify for us the nature of the exchange differences. For example, clarify, if true, that
    these represent foreign currency transaction gains and losses. In addition, please explain to
    us the basis for your conclusion that such losses should be reported on one line item in the
    operating expenses category rather than reflecting the gains and losses in the related financial
    statement line items such as revenues, cost of sales, etc.

Note 20 – Geographical Information, page F-22

11. We note your disclosure of sales by geographic segment. If revenues from external
    customers attributed to an individual foreign country within the Europe or America
    geographic markets are material, please revise future filings to separately disclose those
    revenues. Refer to paragraph 280-10-50-41(a) of the FASB Accounting Standards
    Codification.

Exhibits 31.1 and 31.2

12. We note that you have omitted the required reference to "internal control over financial
    reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)" from the introduction
    of paragraph 4 and have also omitted paragraph 4(b) of your certifications. The required
    certifications must be in the exact form prescribed. Please amend your filing to include
    certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-
    K.

13. Further to the above, we note that you have deleted the language "(the registrant's fourth
    fiscal quarter in the case of an annual report)" in paragraph 4(d). Please revise future filings,
    including any amendment to this filing, to include certifications that conform to the exact
    wording required by Item 601(b)(31) of Regulation S-K. Please note this comment also
    applies to the certifications in Forms 10-Q for the quarterly periods ended December 31,
    2009 and March 31, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue, Staff Attorney at (202) 551-3841 or Jay Mumford, Legal Reviewer at (202) 551-3637 with any other questions. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief